April 24, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Ms. Chambre Malone & Ms. Pamela Long

Re: Vantone Realty corporation

S-1 Registration Statement

File No: 333-179302

Dear Ms. Malone & Ms. Long,

Per Ms. Malone's request for the two outstanding comments, we submit the followings.

(1) Updated Auditor's Consent.

(2) It was an error in description regarding the transfer of real estate from Angel Charitable Foundation to China Inc., We have corrected the error as follows:

"The transfer of non-cash asset was from Angel Charitable Foundation Inc. to Vantone Realty Corporation." Page 29 & Page 32.

For further communication, please contact : Kevin M. Murphy, Attorney-At-Law 6402 Scott Lance, Pearland, Texas 77581 Tel: 281-804-1174 e-mail: info@kevinmurphylaw.com

And, please send an extra copy to us: suhuatian@yahoo.com

Sincerely,

/s/ Tian Su Hua

CEO/CFO